December 5, 2019

John Pietrowicz
Chief Financial Officer
CME Group, Inc.
20 South Wacker Drive
Chicago, IL 60606

       Re: CME Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-31553

Dear Mr. Pietrowicz:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Notes to Consolidated Financial Statements
3. Business Combinations, page 62

1. We note that you completed the acquisition of NEX Group plc (NEX) on November 2,
      2018 and, as disclosed in Exhibit 99.1 in your Form 8-K filed on November 8, 2018, that the pro forma 2017 annual revenues would be $4.3 billion giving effect to the acquisition, compared to your actual 2017 GAAP revenues of $3.6 billion. However, it is not clear where you have disclosed all information required by ASC 805 for this acquisition, such as the amounts of post-acquisition revenues and earnings or supplemental pro forma revenues and earnings required by ASC 805-10-50-2(h). In your future filings, please revise to disclose all information required by ASC 805-10-50 or tell us why you do not think it is required.
 John Pietrowicz
CME Group, Inc.
December 5, 2019
Page 2
2. Please provide us with a summary of the income significance test pursuant to Rule 1-
         02(w) of Regulation S-X prepared in your determination of whether audited financial statements of NEX and full pro forma financial information should be provided pursuant to Rule 3-05 and Article 11 of Regulation S-X, respectively.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Klein at 202-551-3847 or Hugh West, Branch Chief, at 202-
551-3872 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJohn Pietrowicz                           Sincerely,
Comapany NameCME Group, Inc.
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Corporation Finance
December 5, 2019 Page 2                                     Office of Finance
FirstName LastName